[KLG SEATTLE LETTERHEAD]

October 18, 2023

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street N.E.

Washington, D.C. 20549

Attn:	Stacie Gorman

Brigitte Lippmann

Re:	Bellevue Life Sciences Acquisition Corp.

Preliminary Proxy Statement on Schedule 14A

Filed October 10, 2023

File No. 001-41390

Dear Ms. Gorman:

On behalf of Bellevue Life Sciences Acquisition Corp. (the “Company”), we submit this letter providing a response to the comment raised by the Staff of the Securities and Exchange Commission (the “Staff”) in a written comment letter on October 17, 2023 with respect to the Company’s Preliminary Proxy Statement on Schedule 14A (File No. 001-41390) (the “Preliminary Proxy Statement”). The bold type below is the Staff’s comment and the regular type constitutes the Company’s response thereto.

Preliminary Proxy Statement on Schedule 14A

General

1.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

The Company notes the Staff’s comment and respectfully advises the Staff that the Company will include in the “Risk Factor” section of the Definitive Proxy Statement on Schedule 14A that it plans to file with the SEC on or about October 20, 2023 the following risk factor:

U.S. Securities and Exchange Commission

October 18, 2023

We may not be able to complete an initial business combination with a U.S. target company since such initial business combination may be subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States (CFIUS), and ultimately prohibited.

Our sponsor is controlled by and has substantial ties with non-U.S. persons who are nationals of South Korea. CFIUS is an interagency committee chaired by the U.S. Department of the Treasury that is authorized to review certain “covered transactions,” which include direct and indirect control acquisitions of and certain non-control investments in U.S. businesses by foreign persons, in order to determine whether such covered transactions threaten to impair the national security of the United States. If CFIUS determines that a covered transaction threatens to impair U.S. national security, it has the authority to undertake mitigation measures including recommending that the President prohibit the transaction or require divestment by the foreign person if the transaction has been completed. The potential for CFIUS review of a covered transaction depends on a number of factors including the nature and structure of the transaction, the operations of the U.S. business including whether the business is a “TID U.S. business” as defined in 31 C.F.R. § 800.248, and the foreign persons involved in the transaction including their nationality, intermediate and ultimate shareholders, and operations elsewhere globally. CFIUS has the discretion to initiate review of a covered transaction. Parties to a covered transaction may submit a notice voluntarily to CFIUS to request clearance, which is a safe harbor against future review. Certain covered transactions involving a TID U.S. business, however, are subject to a mandatory notice requirement.

Because we may be considered a foreign person, under CFIUS regulations, an initial proposed business combination may fall within the scope of a covered transaction and be subject to CFIUS review jurisdiction. If so, we may be required to make a mandatory filing or, if no mandatory filing is required, we may decide to submit a voluntary notice to CFIUS or proceed with the initial business combination without notifying CFIUS and risk CFIUS intervention before or after closing the initial business combination. CFIUS may decide to block or delay our initial business combination, impose conditions to mitigate national security concerns with respect to such initial business combination, or order us to divest all or a portion of a U.S. business of the combined company if we had proceeded without first obtaining CFIUS clearance. The potential impact of CFIUS may limit the attractiveness of a transaction with us or prevent us from pursuing certain initial business combination opportunities that we believe would otherwise be beneficial to us and our shareholders. As a result, the pool of potential targets with which we could complete an initial business combination may be limited and we may be adversely affected in terms of competing with other special purpose acquisition companies that do not have similar foreign ownership issues.

Moreover, the process of review by CFIUS may be lengthy. Because we have only a limited time to complete our initial business combination, our failure to obtain required approvals within the requisite time period may require us to liquidate. If we liquidate, our warrants and rights would expire worthless. This will also cause you to lose any potential investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in the combined company.

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U.S. Securities and Exchange Commission

October 18, 2023

We appreciate your time and attention to the Company’s filing. We hope that this response adequately satisfy the Staff’s comment and concerns. Should you have any questions, please call me at (206) 370-7809.

Very truly yours,

/s/ Gary J. Kocher

cc:	Kuk Hyoun Hwang, Chief Executive Officer